FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 29th, 2005

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F:    ☒         Form 40-F:    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:    ☐        No:    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:    ☐        No:    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:    ☐        No:    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: The Board of Directors of TELEFÓNICA MÓVILES, S.A. in its meeting held today has agreed to call a General Shareholders Ordinary Meeting

RELEVANT FACT

TELEFÓNICA MÓVILES, S.A.

In Madrid, March, 29, 2005

In compliance with article 82 of Law 24/1988, July 28, of the Securities Market Law and related provisions, and in order to make public a Relevant Fact, we hereby inform you that the Board of Directors of TELEFÓNICA MÓVILES, S.A. in its meeting held today has agreed to call a General Shareholders Ordinary Meeting to be held at Madrid, on May 6, 2004 on first call, and in the event that it cannot be held on first notice, to be held on May 7, 2004, on second call. The Agenda will include among others, the following matters:

AGENDA

•	Review and approval of the Annual Statements and of the Management Report of both “Telefónica Móviles, S.A.” and its Consolidated Group of Companies and approval of the management of its Board of Directors, all pertaining to Fiscal Year 2004.

•	Distribution of Dividends.

•	Appointment of Board Members.

•	Appointment of the Company’s Auditor for years 2005 to 2007 both included.

•	Authorization for the acquisition of its own shares, directly or through a Company in the Group.

Likewise, in compliance with Royal Decree 291/1992, Likewise, hereby submits the following documents that will be put at the disposal of the shareholders as of the date of publication of the mandatory announcements:

•	Annual Accounts and Management Report both individual and consolidated as well as the Auditors Report.

And to serve as a record for the relevant purposes this notification has been issued at the place and date indicated above.

Antonio Hornedo Muguiro

Vice Secretary of the Board of Directors and

General Counsel

TELEFÓNICA MÓVILES, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: March 29th, 2005	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel